Exhibit 99.1
FreeSeas Announces Charter Agreements on Seven of Its Handysize Vessels
Piraeus, Greece, June 28, 2010 — FreeSeas Inc. (NasdaqGM: FREE, FREEW, FREEZ) (“FreeSeas’’ or the “Company’’), a transporter of dry bulk cargoes through the ownership and operation of a fleet of eight Handysize vessels and two Handymax vessels, announced today new charters for seven of its vessels.
Mr. Ion Varouxakis, Chief Executive Officer of FreeSeas, stated, “We are pleased to announce a series of fixtures for our vessels which have been largely entered into prior to the summer seasonal softening of the market.”
The new charters are detailed below:
•	The M/V Free Envoy, a 1984-built, 26,318 dwt Handysize vessel, has been chartered for a time charter trip of approximately 27 days at a daily rate of $13,000. The vessel has been fixed for a further time charter trip to commence immediately thereafter for a duration of approximately 35 days at a daily rate of $11,200 plus $250,000 ballast bonus.
•	The M/V Free Hero, a 1995-built, 24,318 dwt Handysize vessel, has been chartered for a time charter trip of approximately 75-100 days at a daily rate of $18,000.
•	The M/V Free Impala, a 1997-built, 24,111 dwt Handysize vessel, has been chartered for a time charter trip of approximately 30 days at a daily rate of $17,600.
•	The M/V Free Knight, a 1998-built, 24,111 dwt Handysize vessel, has been chartered for a time charter of approximately 2-4 months at a daily rate of $16,900.
•	The M/V Free Lady, a 2003-built, 50,246 dwt Handymax vessel, has been chartered for a time charter trip of approximately 60 days at a daily rate of $24,000.
•	The M/V Free Maverick, a 1998-built, 23,994 dwt Handysize vessel, has been chartered for a time charter trip of approximately 50 days at a daily rate of $14,750.
•	The M/V Free Neptune, a 1996-built, 30,838 dwt Handysize vessel, has been chartered for a time charter of approximately 3.5 to 6 months at a daily rate of $23,500 for the first 150 days and $24,500 for the remaining period, if any.

FreeSeas Inc.	Page 2
June 28, 2010

Fleet Employment Data

Vessel
Name	Type	Built	Dwt	Employment
M/V Free Destiny	Handysize	1982	25,240	55 day time charter trip at $10,750 per day through June 2010
M/V Free Envoy	Handysize	1984	26,318	27 day time charter trip at $13,000 per day through July 2010 and then 35 day time charter trip at $11,200 per day plus $200,000 bonus ballast through August 2010
M/V Free Goddess	Handysize	1995	22,051	Passing scheduled dry-dock
M/V Free Hero	Handysize	1995	24,318	75-100 day time charter at $18,000 per day through August/September 2010
M/V Free Impala	Handysize	1997	24,111	30 day time charter trip at $17,600 per day through July 2010
M/V Free Jupiter	Handymax	2002	47,777	Balance of time charter at $25,216 per day through February 2011 and any day in excess at $28,000 per day through May 2011
M/V Free Knight	Handysize	1998	24,111	2-4 months time charter at $16,900 per day through August/October 2010
M/V Free Lady	Handymax	2003	50,246	60 day time charter trip at $24,000 per day through August 2010
M/V Free Maverick	Handysize	1998	23,994	50 day time charter trip at $14,750 per day through July 2010
M/V Free Neptune	Handysize	1996	30,838	3.5 to 6 months time charter at $23,500 per day for the first 150 days & $24,500 for the remaining period if any, through September/December 2010

* The average net charter rates per vessel realized by the Company will depend on actual repositioning time and bunkers consumed between successive chartering employments, as well as potential operational off-hires. The above table is provided for indicative purposes only, and should not to be deemed to reflect actual operating revenues received from employment of vessels.
About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of eight Handysize vessels and two Handymax vessels. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, http://www.freeseas.gr.

FreeSeas Inc.	Page 3
June 28, 2010

Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contact Information:

At the Company
FreeSeas Inc.
Alexandros Mylonas, Chief Financial Officer
011-30-210-45-28-770
Fax: 011-30-210-429-10-10
info@freeseas.gr
www.freeseas.gr
89 Akti Miaouli Street
185 38 Piraeus, Greece
Investor Relations
The Equity Group Inc.
Adam Prior, Vice President
212-836-9606
aprior@equityny.com
www.theequitygroup.com